

August 2, 2010

Mr. George Zimmer
Chief Executive Officer
The Men's Wearhouse, Inc.
6380 Rogerdale Road
Houston, TX 77072-1624

> **Re: The Men's Wearhouse, Inc.**
> **Form 10-K for the Fiscal Year Ended**
> **January 30, 2010**
> **Filed March 31, 2010**
> **File No. 001-16097**
> **Schedule 14A**
> **Filed May 3, 2010**

Dear Mr. Zimmer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 30, 2010

Note 1 – Summary of Significant Accounting Policies, page 48

 Gift Cards and Gift Card Breakage, page 53

1.   Please explain to us how and when the third party assumes your liability for unredeemed gift cards and identify the third party. Describe the financial statement effect of this

assumption. Tell us whether the assumption of the liability allows you to derecognize the liability, and if so, tell us how you applied the guidance of FASB ASC 405-20-40.   If you derecognize the liability, tell us how you account for any redemption of gift cards and how you are able to recognize breakage in your financial statements.

Note 6 - Other Current Assets, Accrued Expenses and Other Current Liabilities and Deferred Taxes and Other Liabilities, page 61

2.   You advised the staff in a letter dated June 20, 2006 that you would disclose the amounts of liability of reward certificates from loyalty program in future filings.   Please tell us whether the amounts labeled as "unredeemed gift certificates" relate solely to the reward certificates or if other liabilities are included in these amounts and describe and quantify these other items.

Item 9A. Controls and Procedures, page 72

3.   Please confirm to us that you will expand your disclosure in future filings to include the entire definition of disclosure controls and procedures, as set forth in Exchange Act Rule 13a-15(e). In this regard, please describe that disclosure controls and procedures also include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to management as appropriate to allow timely decisions regarding disclosures.

Exhibits

4.   We note that exhibits 4.5 and 4.6 are missing schedules, attachments and/or exhibits. Please confirm that you will file with your next periodic report these exhibits in their entirety, as required by Item 601(b)(10) of Regulation S-K.

Schedule 14A, filed May 3, 2010

General

5.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Executive Compensation, page 14

Grants of Plan-Based Awards Table, page 21

6.   We note that your table indicates a maximum payout under your Non-Equity Incentive
        Plan of $200,000 but does not indicate either a threshold or target level. Your disclosure
        on page 15 refers to both a "good" and "excellent" threshold associated with this program
        and indicates that the maximum annual payout was $350,000 for 2009. Please advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

        You may contact Steve Lo at (202) 551-3394 or Tia Jenkins at (202) 551-3871 if you
have questions regarding comments on the financial statements and related matters. Please
contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any other
questions.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages, Apparel and
                                        Health Care Services